FOR IMMEDIATE RELEASE

August 12, 2005

IPEC Holdings Inc. Reports Second Quarter 2005 Financial Results; Announces Plans to Deregister its Common Stock with the SEC

NEW CASTLE, PA, August 12, 2005. IPEC Holdings Inc. (“IPEC” or the “Company”) (OTCBB: IPEC) today announced its results for the second quarter ended June 30, 2005 and its intention to file a Form 15 with the Securities and Exchange Commission to terminate its reporting obligations under the Securities and Exchange Act of 1934 (Exchange Act).

2005 SECOND QUARTER FINANCIAL HIGHLIGHTS:

•	The Company reported net income of $479,896 or $0.05 per diluted common share, compared to $590,287 or $0.06 per diluted common share in the second quarter of 2004. The decrease in net income of $110,391 is primarily attributable to certain one-time pre-tax charges totaling $183,000 related to a raw material adjustment at its fabrication division and the write-off of certain capping equipment used by a foreign customer which is in bankruptcy, combined with continued market pricing pressures. Offsetting these charges were lower selling and interest expense.

•	Operating income for the second quarter of 2005 was $848,753; which is $271,092 lower than the operating income of $1,119,845 recorded by the Company for the second quarter of 2004.

•	Sales increased to $6.5 million compared to $6.3 million for the comparable 2004 quarter.

•	The Company remains financially sound with borrowing capacity plus cash on hand at over $3.6 million.

CAPITAL SPENDING

Capital spending for continuing operations totaled $0.2 million for the quarter ended June 30, 2005, as compared to $0.6 million for the quarter ended June 30, 2004, when the Company made significant expenditures related to a 30,000 square foot warehouse addition to the Company’s Alabama production facility. The Company’s second quarter 2005 capital spending consisted primarily of additional plant machinery. For the remainder of fiscal 2005, the Company projects maintenance-related capital spending to be $0.4 million with an additional $0.5 million for growth-related activities. Growth-related capital spending will ultimately be driven based on the Company’s assessment of available market opportunities and their projected return on investment.

DEREGISTRATION

On August 8, 2005, a Special Committee comprised of members of the Company’s Board of Directors voted unanimously to approve deregistration of the Company’s securities and terminate its reporting obligations under the Securities and Exchange Act of 1934 (Exchange Act). In an effort to explain the implications of this decision to its shareholders, the Company is providing the following answers to some common questions that may arise.

1. What are the requirements for deregistration?

Generally, a Company can elect to deregister each class of securities if it has i) fewer than 300 holders of record or ii) fewer than 500 holders of record and the Company’s total assets have not exceeded $10 million on the last day of each of the Company’s three most recent fiscal years. The Company has less than 50 holders of record.

2. What process will the Company follow to complete its deregistration?

The Company anticipates filing a Form 15 this afternoon. Upon filing of the Form 15, the Company’s reporting obligations under Section 12(g) of the Exchange Act will be suspended. The suspension will remain intact for 90 days, after which time the Company expects deregistration to become effective.

3. Why did the Company elect to deregister?

The Company formed a Special Committee of its Board of Directors to determine if deregistration was in the best interest of its shareholders. Among the factors considered by the Special Committee in rendering their decision were:

•	The substantial increase in costs that IPEC would incur in 2006 and thereafter to remain in compliance with the reporting obligations of the Exchange Act, including Section 404 of the Sarbanes-Oxley Act;

•	The lack of analyst coverage and minimal liquidity for the Company’s common stock;

•	The additional need to use available resources on strategic business initiatives to potentially increase shareholder value rather than to comply with regulatory requirements; and

•	In light of the current financial position of the Company and the existing capital market conditions, there exists no foreseeable need for additional public equity.

4.  What effect will deregistration have on the trading of IPEC’s common stock?

After the filing of the Form 15, IPEC will not be required to file documents under the Exchange Act. Accordingly, its shareholders will likely not have the same amount of information regarding IPEC that they have access to currently. It remains uncertain what will happen to the trading of IPEC stock. IPEC is traded in the Over the Counter Bulletin Board (OTCBB) through certain market makers. Upon deregistration, its stock will no longer be traded through the OTCBB. If the brokers elect to do so, it is possible that IPEC will still be traded by these same market makers in the future through the Pink Sheets (www.pinksheets.com). There can be no assurance that any brokerage firms will continue to make a market in IPEC’s common stock after it ceases trading through the OTCBB.

COMPANY COMMENTS

“After giving consideration to certain one-time charges, the quarter results were consistent with those of the previous year. Although we did not achieve a significant level of sales growth this quarter, we are currently experiencing a more active market in terms of sales opportunities and remain optimistic on our long-term growth initiatives,” commented Joseph Giordano, Jr., the Company’s President. “With respect to deregistration, we gave careful consideration to all relevant factors. We took this action because the disadvantages to our shareholders of continuing as a public company far outweigh the advantages to remaining status quo.”

EARNINGS PROJECTIONS

The Company reaffirms its earnings guidance for 2005. For the year, the Company expects earnings per diluted common share to be in the range of $0.20 to $0.23 per share, barring the occurrence of any unforeseen or unusual conditions affecting the industry or IPEC.

Given consideration to various short-term factors including volatility in customer ordering patterns, the Company believes that annual projections are a more reliable indicator of projected financial results. Accordingly, the Company does not issue quarterly earnings projections.

ABOUT IPEC HOLDINGS INC.:

IPEC Holdings Inc. manufactures and sells tamper evident plastic closures through its wholly-owned operating subsidiary, International Plastics and Equipment Corp. These closures are predominantly used in the bottling of non-carbonated beverages including bottled water, milk and fruit and sports drinks. The Company also designs and manufactures equipment for the bottling industry. IPEC’s customer base primarily consists of dairy and bottled water manufacturers both domestically and internationally. The Company’s two principal manufacturing facilities are located in Pennsylvania and Alabama.

FOR ADDITIONAL INFORMATION CONTACT:

Shawn C. Fabry
Chief Financial Officer

185 Northgate Circle
New Castle, PA 16105
Website: www.ipec.biz
Phone: (800) 377-4732 x235
Fax: (724) 658-3054

FORWARD-LOOKING STATEMENTS:

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of IPEC that involve risks and uncertainties. Any statements that refer to the expectations or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: volatile price or shortage of resin supply, credit risk, consolidation in our customer accounts, lack of synergies or perceived benefits in any future acquisitions, uninsured operating conditions, adverse weather patterns, volatile and low trading volume in Company stock, loss of key personnel, debt service and compliance concerns, competitor or industry technological developments, contamination or defects with our products and other factors discussed in IPEC’s most recent reports on Form 10-KSB, 10-QSB and 8-K. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in IPEC’s most recent reports on Form 10-KSB and Form 10-QSB, each as it may be amended from time to time. Any projections in this release are based on limited information currently available to IPEC, which is subject to change. Although such projections and the factors influencing them will likely change, IPEC will not necessarily update the information, since IPEC will only provide guidance at certain points during the year. Such information speaks only as of the date of this release.

IPEC HOLDINGS INC.
UNAUDITED FINANCIAL RESULTS

	Q2 05	Q2 04	YTD 05	YTD 04

Sales	$6,445,176	$6,319,511	$11,762,585	$10,726,202

Operating expenses:
Cost of goods sold	4,899,270	4,377,949	8,687,283	7,704,868
Selling	181,739	348,676	411,381	581,516
General and administrative	515,414	473,041	1,006,328	943,298

Operating expenses	5,596,423	5,199,666	10,104,992	9,229,682

Operating income	848,753	1,119,845	1,657,593	1,496,520

Non-operating expense:
Interest expense	76,816	116,834	159,273	242,486
Other expense (income)	(2,088)	18,967	(30,608)	17,141

Non-operating expense	74,728	135,801	128,665	259,627

Income before taxes	774,025	984,044	1,528,928	1,263,893
Income taxes	294,129	393,757	580,992	494,757

Net income	$479,896	$590,287	$947,936	$742,136

Average Shares of Common Stock - Basic	9,972,912	9,972,912	9,972,912	9,972,912

Average Shares of Common Stock - Diluted	10,644,659	10,098,205	10,580,671	10,156,354

Basic Income Per Share	$0.05	$0.06	$0.10	$0.07

Diluted Income Per Share	$0.05	$0.06	$0.09	$0.07

Net Income Plus:
Interest Expense	76,816	116,834	128,665	242,627
Income Taxes	294,129	393,757	580,992	494,757
Dep. & amortization expense	448,509	422,896	889,454	876,886

EBITDA (a) (b)	$1,299,350	$1,523,774	$2,547,047	$2,356,406
EBITDA % (a) (b) (d)	20%	24%	22%	22%

Adjustments to EBITDA:
One-time charges (c)	183,000	—	183,000	—

Adjusted EBITDA (a) (b)	$1,483,350	$1,523,774	$2,730,047	$2,356,406
Adjusted EBITDA % (a) (b) (d)	23%	24%	23%	22%

(a) EBITDA represents, for any relevant period, income (loss) before income taxes, depreciation of property, plant and equipment, interest expense (including amortization of debt issuance costs) and amortization of intangible assets.

(b) EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, net income (loss), cash flow or other measures of performance in accordance with generally accepted accounting principles. EBITDA data is included because the Company understands that such information is used by certain investors and Company analysts.

(c) The one-time charges are comprised of two separate components related to a raw material adjustment at the Company’s fabrication division and a write-off of certain capping equipment for a foreign customer currently in bankruptcy. The Company does not believe these charges to be indicative of ongoing operations in its normal course of business activities.

(d) Percentages are calculated as a percentage of sales.